

February 22, 2010

Mr. William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

Re: **Commercial Metals Company**
Form 10-K for the year ended August 31, 2009
File No. 1-4304

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant